CONSULTING AGREEMENT

Between

NORTHWESTERN MINERAL VENTURES INC.

- and -

PRIMORIS GROUP INC.

Date: March 29, 2007

THIS CONSULTING AGREEMENT made as of the 1st day of January 2007.

BETWEEN:

NORTHWESTERN MINERAL VENTURES INC.

a corporation incorporated pursuant to the laws of

the Province of Ontario and having its head office at

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5

Tel: (416) 367-6875

Fax: (416) 367-6891

(hereinafter referred to as the “Company”)	OF THE FIRST PART

PRIMORIS GROUP INC.

a corporation incorporated pursuant to the laws of the

Province Ontario and having its head office at

360 Bay Street, Suite 901

Toronto, ON M5H 2V6

Tel: (416)489-0092

Fax: (416)352-5239

(hereinafter referred to as the “Consultant”)	OF THE SECOND PART

WHEREAS the Company wishes to engage the Consultant to provide certain investor relations services for the Company’s business and the Consultant has agreed to provide such services to the Company.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, it is hereby agreed by and between the parties as follows:

1.0	Definitions

For the purpose of this Agreement, the following terms shall have the following meanings:

“Agreement” means this agreement and all schedules attached hereto and all amendments and modifications made by written agreement;

“Company’s Business” means the day to day operations of the company, which consists of mineral exploration and development as of the date hereof;

“Consulting Services” shall mean the corporate, media and investor relations services relating to the Company’s business, products, and services of the Company to be provided by the Consultant as summarized in Schedule A attached hereto, and in particular but without restricting the generality of the foregoing, includes arranging contacts and meetings, arranging attendance or representation of the Company at conferences and, subject to the control and direction of the Company, preparing corporate and product related materials for distribution to media, shareholders, brokers, analysts, investment advisers and investors, and distributing same to media, shareholders, brokers, analysts, investment advisors and investors

“Licensed Marks” means the licensed and unlicensed trademarks, trade names and logos owned or licensed by the Company and used in connection with the Company’s Business.

2.0	Engagement
2.1

Subject to the receipt of all applicable regulatory approvals, (i) the Company hereby engages the Consultant to provide the Consulting Services; and (ii) the Consultant hereby accepts the engagement by the Company and hereby agrees to provide the Consulting Services subject to the terms and conditions hereinafter contained and subject to obtaining all necessary regulatory approval hereto. Notwithstanding the foregoing, the parties hereto agree and acknowledge that this Agreement remains subject to the prior approval of the TSX Venture Exchange.

3.0	Term
3.1

The term of this Agreement shall be for a period of one (1) year, commencing on the 1st day of January, 2007 and, subject to the termination provisions contained herein, shall terminate on December 31, 2007. This Agreement may be renewed for such subsequent term and with such amendments as may be agreed to in writing by the Company and the Consultant.

4.0	Consultant’s Obligations and Indemnity
4.1	The Consultant agrees that during the term of this Agreement, it shall:
a)	provide such of the Consulting Services to the Company in the manner as the Company and the Consultant may reasonably agree from time to time in writing;
b)	use such of its effort, skill, attention and resources to properly render the Consulting Services to the Company;
c)

subject to the terms herein, provide materials relating to the Company’s business to persons requesting information about the Company in a manner consistent with the provision of the Consulting Services;

d)	provide the Consulting Services with the approval of the Company, and on a basis which does not impair the activities and business interests of the Company;
e)

perform the Consulting Services in accordance with all applicable laws, including but not limited to, applicable securities rules and regulations and the rules and policies of any stock exchange or stock quotation service on which the Company’s securities are traded or quoted; and

f)

provide trading reports to the Board of Directors of the Company in respect of each trade of securities of the Company made by the Consultant, which reports shall be filed within five (5) business days of such trade.

4.2

The Company acknowledges that it is aware the Consultant has outside business activities, duties and financial interests. The Company agrees that the performance by the Consultant of such activities and duties and involvement in such financial interests shall not be construed as a conflict of interest of the Consultant’s obligations set out in this Agreement.

4.3	In the course of providing the Consulting Services hereunder, the Consultant shall be entitled to rely upon information received from the Company, and will so disclose this fact in all communications.
4.4

The Consultant shall be responsible for the management and remuneration of its employees and agents, including without limiting the generality of the foregoing, the payment to the proper authorities of all employee and employer taxes, insurance premiums, pension plan contributions, worker’s compensation premiums and all other employment expenses for all of the Consultant’s employees. Consultant agrees to maintain appropriate business loss and liability insurance during the term this Agreement

4.5

The Consultant agrees to indemnify and save the Company harmless with respect to any claim, suit, proceedings or judgement, whether regulatory or of a court of competent jurisdiction arising from any breach of the Agreement by the Consultant. The Consultant’s indemnity given hereunder shall survive the termination of this Agreement.

5.0	Company’s Obligations and Indemnity
5.1

The Company hereby agrees that during the term of this Agreement it shall provide, at the expense of the Company, the Consultant with such information, resources (which includes Company staff members), financial records, documents, product information and materials relating to the Company’s business as reasonably requested from time to time by the Consultant, and which the Company is willing to disclose and provide, in order for the Consultant to provide the Consulting Services in the manner contemplated by this Agreement.

5.2

In the event of any act or omission by the Company or those at law for which it is responsible during the term of this Agreement that results in any loss or liability to the Consultant arising out of any claims against the Consultant as a result of such act or omission by the Company, including without limiting the generality of the foregoing any misstatements, misrepresentations or omissions in information as provided by the Company to the Consultant and as utilized by the Consultant in the performance of the Consulting Services, the Company agrees to indemnify and save harmless the Consultant against any such claims or liabilities, except for those claims or liabilities arising out of or resulting from the negligence or misconduct of Consultant. The Company’s indemnity given hereunder shall survive the termination of this Agreement.

6.0	Compensation
6.1

In consideration of the provision by the Consultant of the Consulting Services to the Company, the Company agrees to pay the Consultant, the sum of Eight Thousand ($8,000) Canadian Dollars per month payable in advance of the month in which services are to be rendered.

6.2

The Company agrees to pay the Consultant the sum of eight thousand ($8,000) Canadian Dollars upon execution of this Agreement, such sum to be held as a retainer to be applied against payment for the last month of services to be provided under this Agreement. The Consultant currently holds an amount of $13,500 from the previous agreement dated

April 22, 2004, which amount will be refunded to the Company by the Consultant upon the execution hereof.

6.3

The Company agrees to reimburse the Consultant on a monthly basis for approved expenses to be incurred by or on behalf of the Company pursuant to the Consulting Services including reasonable disbursements for travel and accommodation expenses, printing and mailing costs, long-distance charges, outside services, and all other out-of-pocket expenses incurred by the Consultant in the performance of its obligations pursuant to this Agreement, provided that the Consultant will not incur any expenditure that exceeds Cdn$3,000 without obtaining the prior consent of the Company. The Company agrees to pay any approved outstanding expenses prior to termination of this Agreement.

6.4	Notwithstanding Section 6.3, the Company further agrees to pay in advance any single expenditure in excess of Cdn$3,000, upon prior consent of the Company, if requested to do so by the Consultant.
6.5

In addition to the compensation and expense reimbursements detailed in Sections 6.1 through 6.4 inclusive, the Company shall, upon execution of this agreement, issue to the Consultant an option to purchase 200,000 common shares of the Company exercisable for a period of five (5) years from the date of issuance thereof at a price equal to the Volume Weighted Average Price “VWAP” of the Company’s shares on the TSX Venture Exchange on day previous to the date of the option grant. The options granted shall vest in accordance with section 2.3(a) of TSX Venture Exchange Policy 4.4. The options granted shall vest as follows:

a.	¼ of the options (50,000 options) granted shall vest at the end of the third month from the date of the option grant;
b.	¼ of the options (50,000 options) granted shall vest at the end of the sixth month from the date of the option grant;
c.

¼ of the options (50,000 options) granted shall vest at the end of the ninth month from the date of the option grant, so long as this Agreement has not been terminated by either party after the first six months from the date of its execution;

d.

¼ of the options (50,000 options) granted shall vest at the end of the twelfth month from the date of option grant, so long as this Agreement has not been terminated by either party after the first nine months from the date of its execution.

7.0	Termination
7.1	Either party may at any time after six (6) months after the commencement date of this Agreement, terminate this Agreement by providing the other party with at least thirty (30) days written notice.
7.2

Either party may terminate this Agreement at any time without notice to the other party if the other party becomes insolvent or commences proceedings or any proceedings are commenced against it under any bankruptcy, insolvency or creditor protector legislation or the other party does not remedy any breach of this Agreement within the time period allowed for in writing for the remedy of any such breach.

7.3	Upon termination of this Agreement, Consultant shall return to the Company all material that is the property of the Company.
8.0	Relationship
8.1

The Consultant shall at all times be an independent contractor and not the servant or agent of the Company. No partnership, joint venture or agency will be created or will be deemed to be created by this Agreement or by any action of the parties under this Agreement. The Consultant shall not represent itself as an agent, servant or employee of the Company. The Consultant shall be an independent contractor with control over the manner and means of its performance. Neither the Consultant nor its employees or agents shall be entitled to rights or privileges applicable to employees of the Company including, but not limited to, liability insurance, group insurance, pension plans, holiday paid vacation and other benefit plans which may be available from time to time between the Company and its employees.

9.0	Confidentiality and Use of Licensed Marks
9.1

The Consultant will not, directly or indirectly, use, disseminate, disclose, communicate, divulge, reveal, publish, use for its own benefit, copy, make notes of, input into a computer data base or preserve in any way any Confidential Information relating to the Company or its subsidiaries, associates or affiliated Company’s whether during the term of this Agreement or thereafter, unless it first received written permission to do so from an authorized officer of the Company.

9.2

For the purposes of this Agreement, “Confidential Information” is information disclosed to or acquired by the Consultant relating to the business of the Company, or its subsidiaries, associates or affiliated Companies, their projects or the personal affairs of their directors, officers and shareholders, including information developed or gathered by the Consultant which has not been approved by the Company for public dissemination. Confidential Information does not include information in the public domain, information released from the provisions of this Agreement by written authorization of an authorized officer of the Company, information which is part of the general skill and knowledge of the Consultant and does not relate specifically to the business of the Company, and information which is authorized by the Company to be disclosed in the ordinary course or is required by law or applicable regulatory policy to be disclosed.

9.3

The Consultant shall consult with the Company before disseminating any information, including issuing any press release or making any public statement contemplated hereby and will not issue any such press release or make any such public statement without the prior written consent of the Company.

9.4

Consultant agrees that all work performed under this Agreement, and all materials made, conceived, expressed, developed, or actually or constructively reduced to practice by Consultant solely or jointly with others in connection with any services under this Agreement (“Work Product”) are Confidential Information and the property of the Company. Upon the expiration or termination of this Agreement, or upon the earlier request of the Company, Consultant will deliver to the Company all property of the Company relating to, and all tangible embodiments of, Work Product in Consultant’s possession or control. Lists and databases of investor, media and other contact information derived from the Consultant’s own proprietary lists and databases shall not be considered Work Product under this Agreement, nor shall same be returned to the Company at the termination of this Agreement.

9.5

The Company hereby grants to the Consultant a non-exclusive license to use the Licensed Marks in connection with the provision of the Consulting Services. The Consultant acknowledges that neither it nor any of its affiliates have or will obtain any interest (proprietary or otherwise) in the Licensed Marks and shall discontinue all use thereof (or of any similarly confusing trademarks, trade names or other intellectual property or rights) immediately upon the Company’s written request or upon termination of this Agreement. The Consultant will not contest the validity of the Licensed Marks and no monetary amount shall be attributable to any goodwill associated with the Company’s use of the Licensed Marks.

10.0	General Contract Terms
10.1

Any notice required or permitted to be given hereunder shall be given by hand delivery, facsimile transmission or by registered mail, postage prepaid, addressed to the parties at their respective addresses as set forth in this Agreement and any such notices given by hand delivery or by facsimile transmission shall be deemed to have been received on the date of delivery or transmission and if given by prepaid registered mail, shall be deemed to have been received on the third (3rd) business day immediately following the date of mailing. The parties shall be entitled to give notice of changes of addresses from time to time in the manner hereinbefore provided for the giving of notice.

10.2

The provisions of this Agreement shall inure to the benefit of and be binding upon the Company and the Consultant and their respective successors and assigns. This Agreement shall not be assignable by either party without the prior written consent of the other party.

10.3

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto in connection with the subject matter hereof. No supplement, modification, waiver or termination of this Agreement shall be binding, unless executed in writing by the parties to be bound thereby.

10.4

This Agreement shall be governed by the laws of the Province of Ontario. Any controversy or claim arising out of or relating to this Agreement shall, if not resolved within thirty (30) days, then either party may by written notice to the other submit the dispute for resolution in accordance with the Arbitrations Act (Ontario). The parties shall decide prior to the commencement of any such arbitration whether the award of the arbitrator shall be final and binding on the parties hereto. If the parties cannot agree on whether the arbitration shall be final and binding, then either party may proceed to have the matter dealt with by a court of competent jurisdiction.

10.5

All dollar amounts herein are made in lawful money of Canada and are exclusive of any applicable taxes the Consultant is obligated by law to charge and/or collect from the Company in connection with the rendering of its services.

10.6	Time shall be of the essence of this Agreement

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IN WITNESS WHEREOF this Agreement has been executed by the parties.

NORTHWESTERN MINERAL VENTURES INC.

Per: Authorized Signing Officer

PRIMORIS GROUP INC.

Per: Joseph Carusone Authorized Signing Officer

Schedule A

Consulting Services to be Provided

The following list contains an overview of the on-going services to be provided to the Company by the Consultant.

CATEGORY	DESCRIPTION
Corporate Communications

         Services include:

•         Researching perception and opinion of industry or corporate issues

•         Creative guidance and coordination on all traditional and electronic collateral materials

•         Brand/corporate-identity development

•         Collateral copy-writing, review and management including:

•         Corporate presentations

•         Website

•         Brochures

•         Company fact sheets

•         Ongoing advice and guidance on all corporate events/news

•         Crisis management for unexpected operating or financial developments

Investor Relations

         Services include:

•         Investor relations specialist

•         Investor-focused advice and guidance on all corporate events/news

•         News release writing and review

•         News dissemination coordination

•         Investor database set-up and maintenance

•         Updating of investor packages

•         Updating of broker due-diligence kits

•         Corporate updates via mail, email and fax to database

•         Mailing/couriering of investor packages

•         Monitoring Internet forums and competition

•         Diversifying and broadening institutional and retail ownership through creative investor programs

•         Consulting on foreign listings:

•         Market/country-specific analysis and advice

•         Recommended foreign-market services providers

•         Management of foreign-market services as necessary

Media Relations

         Services include:

•         Business media specialist

•         Media expertise

•         Media-focused advice and guidance on all corporate events/news

•         Media database creation and maintenance

•         News and information dissemination to journalists, editors and trade publications • Media contact and follow-up on all news items • Updating and dissemination of media kits • Media monitoring